Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

PAGE
Unaudited Condensed Consolidated Statement of Financial Position at June 30, 2022 and December 31, 2021	1
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Three and Six Month Periods ended June 30, 2022 and 2021	2
Unaudited Condensed Consolidated Statement of Changes in Equity for the Six Month Periods Ended June 30, 2022 and 2021	3
Unaudited Condensed Consolidated Statement of Cash Flows for the Three and Six Month Periods ended June 30, 2022 and 2021	4
Notes to Unaudited Condensed Consolidated Financial Statements	5

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2022	2021
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	156,402	187,524
Prepayments and other receivables	4,159	3,404
Other taxes	498	555

Total current assets	161,059	191,483

Property, plant and equipment	17,373	17,467
Investments in associates	—	8
Investments in financial assets	621	621

Total assets	179,053	209,579

Equity and liabilities
Equity
Equity attributable to owners of the Company	87,369	113,833
Non-controlling interests	(395)	(604)
Total equity	86,974	113,229

Current liabilities
Borrowings	7,214	4,771
Lease liabilities	1,378	1,534
Derivative financial instruments	228	3,995
Trade payables	767	191
Current income tax liability	—	—
Social securities and other taxes	1,195	1,230
Deferred income	6,824	5,115
Other current liabilities	9,533	10,760

Total current liabilities	27,139	27,596

Borrowings	37,777	39,319
Lease liabilities	14,563	14,748
Deferred income	12,600	14,687

Total liabilities	92,079	96,350

Total equity and liabilities	179,053	209,579

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,
	2022	2021	2022	2021
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Revenue	1,025	243	2,259	243

Other income	99	411	200	552

Research and development costs	(11,449)	(9,735)	(24,816)	(18,640)
General and administrative costs	(5,412)	(4,122)	(10,320)	(7,461)
Total operating costs	(16,861)	(13,857)	(35,136)	(26,101)

Operating result	(15,737)	(13,203)	(32,677)	(25,306)
Finance income and expense	(119)	(2,464)	(1,378)	(2,757)
Results related to associates	—	—	(8)	—
Gain on disposal of associate	—	—	—	514
Gain on derecognition of financial liabilities	1,144	—	1,144	—
Results related to financial liabilities measured at fair value through profit or loss	62	(33)	3,826	(762)

Result before corporate income taxes	(14,650)	(15,700)	(29,093)	(28,311)
Income taxes	(20)	(53)	(27)	(60)

Result for the period	(14,670)	(15,753)	(29,120)	(28,371)
Other comprehensive income (foreign exchange differences on foreign operation)	689	(141)	911	255

Total comprehensive income	(13,981)	(15,894)	(28,209)	(28,116)

Result attributable to
Owners of the Company	(14,887)	(15,746)	(29,329)	(28,353)
Non-controlling interests	217	(7)	209	(18)
	(14,670)	(15,753)	(29,120)	(28,371)
Total comprehensive income attributable to
Owners of the Company	(14,198)	(15,887)	(28,418)	(28,098)
Non-controlling interests	217	(7)	209	(18)
	(13,981)	(15,894)	(28,209)	(28,116)

Share information
Weighted average number of shares outstanding[1]	71,362,088	66,147,153	71,359,642	58,521,508

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.21)	(0.24)	(0.41)	(0.48)
Diluted loss per share[1]	(0.21)	(0.24)	(0.41)	(0.48)

The notes are an integral part of these condensed consolidated financial statements.

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(28,353)	(28,353)	(18)	(28,371)
Other comprehensive income	—	—	—	—	—	255	—	255	—	255
Recognition of share-based payments	112,657	5	382	2,719	—	—	—	3,106	—	3,106
Issuance of ordinary shares	16,508,475	660	84,594	—	—	—	—	85,254	—	85,254
Treasury shares transferred	(127,303)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(160)	—	—	160	—	—	—
Share options exercised	243,189	—	753	(541)	—	—	541	753	—	753

Balance at June 30, 2021	70,868,571	2,830	374,486	25,843	280	66	(285,399)	118,106	(563)	117,543

Balance at January 1, 2022	74,865,381	2,995	398,309	28,443	1,426	430	(317,770)	113,833	(604)	113,229
Result for the period	—	—	—	—	—	—	(29,329)	(29,329)	209	(29,120)
Other comprehensive income	—	—	—	—	—	911	—	911	—	911
Recognition of share-based payments	—	—	—	1,921	—	—	—	1,921	—	1,921
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(71,283)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(380)	—	—	380	—	—	—
Share options exercised / RSUs vested	71,283	—	33	(256)	—	—	256	33	—	33

Balance at June 30, 2022	74,865,381	2,995	398,342	29,728	1,426	1,341	(346,463)	87,369	(395)	86,974

The notes are an integral part of these condensed consolidated financial statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,

	2022	2021	2022	2021
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(14,670)	(15,753)	(29,120)	(28,371)
Adjustments for:
— Depreciation	591	602	1,161	1,233
— Share-based compensation	738	1,471	1,921	2,719
— Financial income and expenses	120	2,464	1,378	2,757
— Results related to associates	—	—	8	—
— Gain on disposal of associate	—	—	—	(514)
— Results related to financial liabilities measured at fair value through profit or loss	(62)	33	(3,826)	762
— Gain on derecognition of financial liabilities	(1,144)	—	(1,144)	—
— Income tax expenses	20	53	27	60

Changes in working capital	820	1,774	(3,234)	822
Cash used in operations	(13,587)	(9,356)	(32,829)	(20,532)

Corporate income tax paid	(20)	(53)	(27)	(60)
Interest received	—	5	—	5
Interest paid	(1,237)	(575)	(2,455)	(1,153)

Net cash used in operating activities	(14,844)	(9,979)	(35,311)	(21,740)

Cash flow from investing activities
Purchases of property, plant and equipment	(231)	(52)	(475)	(84)

Net cash used in investing activities	(231)	(52)	(475)	(84)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	82,601	—	85,254
Proceeds from exercise of share options	—	185	33	753
Proceeds from borrowings	—	569	—	569
Proceeds from convertible loans	—	—	—	—
Repayment of lease liability	(357)	(14)	(933)	(250)

Net cash (used in)/generated by financing activities	(357)	83,341	(900)	86,326

Net increase (decrease) in cash and cash equivalents	(15,432)	73,310	(36,686)	64,502

Currency effect cash and cash equivalents	4,222	(1,746)	5,564	(898)
Cash and cash equivalents, at beginning of the period	167,612	67,878	187,524	75,838

Cash and cash equivalents at the end of the period	156,402	139,442	156,402	139,442

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics V B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%);
●	Amylon Therapeutics B.V. (80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. The Company holds a 5.1% minority shareholding in Yarrow Biotechnology, Inc.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with the recognition and measurement criteria of IFRS. Certain disclosures required by IAS 34 Interim Financial Statements have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021. In the opinion of management, all events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period are disclosed in these condensed consolidated financial statements.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

Unaudited Condensed Consolidated Financial Statements

New Standards and Interpretations, which became effective as of January 1, 2022, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s annual financial statements for the year ended December 31, 2021.

Revenue recognition for the Eli Lilly collaboration and license agreement

a. Identification of the performance obligation

Note 11 describes the Company’s collaboration and license agreement with Eli Lilly. Under this agreement, ProQR provides Eli Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration. A significant amount of judgement is required to determine whether the license is distinct from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

●	the license has no stand-alone value to Eli Lilly without the Company being involved in the research and development collaboration, and;
●	there are significant interdependencies between the license and the research and development services to be provided by the Company.

b. Determining the timing of satisfaction of performance obligations

For the Eli Lilly collaboration, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As our estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods.

c. Determining the transaction price

The Company applied judgement to determine whether the equity investment made by Eli Lilly in ProQR is part of the transaction price for the collaboration and license agreement. The Company concluded that the premium that Eli Lilly paid above the closing price on the day of entering into the equity investment agreement was paid because of the Company’s existing obligations to deliver research and development services to Eli Lilly under the terms of the collaboration and license agreement. Therefore, the premium paid by Eli Lilly on the equity investment is considered to be part of the transaction price. The contract also includes variable consideration, but no variable consideration was included in the transaction price, as it is not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Unaudited Condensed Consolidated Financial Statements

Research and development expenditures

Development expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

Convertible debt

The terms of our convertible debt agreements are evaluated to determine whether the convertible debt instruments contain both liability and equity components, in which case the instrument is a compound financial instrument. Convertible debt agreements are also evaluated to determine whether they contain embedded derivatives, in which case the instrument is a hybrid financial instrument. Judgement is required to determine the classification of such financial instruments based on the terms and conditions of the convertible debt agreements, the currencies in which the debt instruments are denominated and the Company’s functional currency.

Estimation methods are used to determine the fair values of the liability and equity components of compound financial instruments and to determine the fair value of embedded derivatives included in hybrid financial instruments. The determination of the effective interest used for the host contracts of hybrid financial instruments and the liability components of compound financial instruments is dependent on the outcome of such estimations. Evaluating the reasonableness of these estimations and the assumptions and inputs used in the valuation methods requires a significant amount of judgement and is therefore subject to an inherent risk of error.

5. Cash and Cash Equivalents

At June 30, 2022, the Company’s cash and cash equivalents were € 156,402,000 as compared to € 187,524,000 at December 31, 2021. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Property, plant and equipment

At June 30, 2022 and December 31, 2021, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 15,336,000 at June 30, 2022 (December 31, 2021: € 15,568,000).

Unaudited Condensed Consolidated Financial Statements

7. Current liabilities

The following table summarizes details of deferred income at June 30, 2022 and December 31, 2021. The nature of the deferred income relating to Eli Lilly and Yarrow is described in Note 11.

	June 30,	December 31,
	2022	2021

	2022	2021
	€ 1,000	€ 1,000

Eli Lilly up-front payment and premium on equity consideration	18,976	19,143
Yarrow up-front payment and premium on equity consideration	—	73
Foundation for Fighting Blindness grant	444	561
Horizon 2020 grant	4	25

Total deferred income	19,424	19,802
Current portion	(6,824)	(5,115)
	12,600	14,687

At June 30, 2022, other current liabilities amount to € 9,533,000 (December 31, 2021: € 10,760,000). At June 30, 2022 and December 31, 2021, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities. At June 30, 2022 other current liabilities also include a restructuring accrual amounting to € 906,000 (December 31, 2021: nil).

8. Borrowings

	June 30,	December 31,
	2022	2021
	€ 1,000	€ 1,000
Innovation credit	3,907	3,907
Accrued interest on innovation credit	840	645
Convertible notes	39,839	38,925
Accrued interest on convertible notes	405	613

Total borrowings	44,991	44,090
Current portion	(7,214)	(4,771)
	37,777	39,319

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program for LCA 10. Amounts will be drawn under this facility from 2018 through 2022. The total credit of € 4.7 million is used to conduct the Phase 2/3 clinical study for sepofarsen and to finance efforts to obtain regulatory and ethical market approval (NDA/MAA). The credit, including accrued interest of 10% per annum, is repayable depending on ProQR obtaining market approval for sepofarsen. An amount of € 3.9 million had been received as at June 30, 2022. Accumulated interest amounted to € 0.8 million as at June 30, 2022. The assets that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

In July 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company had access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million (€ 9.6 million) had been drawn down as at June 30, 2022.

A second close of the convertible debt financing agreement was completed in August 2020 with Kreos Capital. Under the second agreement, the Company had access to up to € 15 million in convertible debt financing in three tranches of € 5 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as at June 30, 2022.

Unaudited Condensed Consolidated Financial Statements

In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price.

On December 29, 2021, the Company amended its convertible debt financing agreement with the Lenders. Under the amended agreement, at June 30, 2022, the Company had drawn down an additional $ 30 million that matures over a 54-month period and has an interest-only period of 33 months. The amendment replaces the two undrawn tranches under the original convertible debt financing agreements.

In connection with the loan agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 376,952 shares of its common stock at a fixed exercise price.

The Lenders may elect to convert the outstanding loan into ProQR ordinary shares at any time prior to repayment at a fixed conversion price. ProQR also has the ability to convert the loan into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold.

Pontifax’ conversion option and warrants are accounted for as embedded derivatives and are recognized separately from the host contract as financial liabilities at fair value through profit or loss. The host contract is recognized at amortized cost.

The Kreos loan is accounted for as a compound financial instrument. The liability component is recognized at amortized cost. The equity component is initially recognized at fair value as option premium on convertible loan and will not be subsequently remeasured. Kreos’ warrants are accounted for as embedded derivatives and are recognized as financial liabilities at fair value through profit or loss.

Convertible loans were issued to Amylon Therapeutics B.V. (‘Amylon’) and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

In the second quarter of 2022, Amylon entered into waiver agreements with certain lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced. The total amount of convertible loans and accumulated interest waived under these agreements in the second quarter of 2022 is € 1,144,000. The resulting gain was recognized as a gain on derecognition of financial liabilities, amounting to € 1,144,000 for the six month period ended June 30, 2022.

9. Lease liabilities

At June 30, 2022 and December 31, 2021, lease liabilities primarily consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands.

The lease agreement for our Leiden headquarters, where our main offices and laboratories are located, was put in place on July 1, 2020 and the current lease term is 11 years. The lease agreement may be further extended for subsequent 5-year terms. The carrying amount of the right-of-use asset is disclosed in note 6.

10. Shareholders’ equity

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At June 30, 2022, 74,865,381 ordinary shares were issued. 71,362,088 ordinary shares were fully paid and 3,503,293 ordinary shares were held by the Company as treasury shares (December 31, 2021: 3,574,576).

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In January 2021, the Company issued 585,398 ordinary shares under this sales agreement. The gross proceeds from this sale amounted to € 2,767,000, with transaction costs amounting to € 114,000, resulting in net proceeds of € 2,653,000.

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to € 88,115,000 while the transaction costs amounted to € 5,499,000, resulting in net proceeds of € 82,616,000.

Unaudited Condensed Consolidated Financial Statements

In September 2021, the Company issued 3,989,976 shares to Eli Lilly and Company (‘Eli Lilly’) pursuant to the global licensing and research collaboration between the Company and Eli Lilly at an issue price of $ 7.52 per share, resulting in net proceeds of € 23,223,000. This amount excludes a premium paid by Eli Lilly that is considered to be part of the transaction price of the licensing and research collaboration agreement (refer to note 11).

On November 4, 2021, the Company filed a shelf registration statement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units.

On November 4, 2021, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Cantor Fitzgerald & Co. In 2021 and 2022, no shares were issued pursuant to this ATM facility.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options and RSUs may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the six month period ended June 30, 2022 were € 1,921,000 (six month period ended June 30, 2021: € 2,719,000), of which € 1,537,000 (six month period ended June 30, 2021: € 1,673,000) was recorded in general and administrative costs and € 384,000 (six month period ended June 30, 2021: € 1,046,000) was recorded in research and development costs.

11. Revenue

Eli Lilly

In September 2021, the Company entered into a global licensing and research collaboration with Eli Lilly and Company (‘Eli Lilly’) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Eli Lilly use ProQR’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Eli Lilly, resulting in net proceeds of € 23,223,000. This amount included a price premium of € 2,144,000, which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of € 17,651,000 was received in October 2021.

With regard to its collaboration with Eli Lilly, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed parts, consisting of an up-front fee and an equity component. The agreement also contains variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

Unaudited Condensed Consolidated Financial Statements

Yarrow Biotechnology

In May 2021, the Company entered into an exclusive worldwide license and discovery collaboration for an undisclosed target with Yarrow Biotechnology, Inc. (“Yarrow”). Under the terms of the agreement, ProQR received an upfront payment, equity consideration and reimbursement for ongoing R&D services. ProQR is also eligible to receive milestone payments and royalties on the net sales of any resulting products. In May 2021, ProQR received an up-front payment of € 419,000 and 8% of the shares of Yarrow’s common stock (see Note 15), which was subsequently diluted to 5.1%. In 2022, ProQR was also entitled to receive reimbursements for R&D services performed amounting to € 272,000 (2021: € 178,000).

With regard to its collaboration with Yarrow, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently includes both fixed and variable parts. The fixed part consists of an up-front fee and an equity component. The variable part consists of a cost reimbursement for research and development activities. The agreement also contains other variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

	Six month period
	ended June 30,

	2022	2021
	€ 1,000	€ 1,000

Eli Lilly collaboration revenue	1,902	—
Yarrow collaboration revenue	357	243
	2,259	243

The revenues relating to providing IP licenses and research and development services under the Company’s collaboration agreements have no directly associable cost of sales. Costs incurred to fulfill the associated performance obligations are recognized in research and development expenses, due to their being part of the Company’s primary activities of biopharmaceutical research and development.

12. Other income

	Six month period
	ended June 30,
	2022	2021
	€ 1,000	€ 1,000

Grant income	193	501
Other income	7	51
	200	552

Unaudited Condensed Consolidated Financial Statements

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7.5 million for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

13. Research and development costs

Research and development costs amount to € 24,816,000 for the six month period ended June 30, 2022 (six month period ended June 30, 2021: € 18,640,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. Research and development costs for the six month period ended June 30, 2022 include restructuring costs amounting to € 934,000 (six month period ended June 30, 2021: € nil).

14. General and administrative costs

General and administrative costs amount to € 10,320,000 for the six month period ended June 30, 2022 (six month period ended June 30, 2021: € 7,461,000). General and administrative costs for the six month period ended June 30, 2022 include restructuring costs amounting to € 205,000 (six month period ended June 30, 2021: € nil).

15. Investments in associates and results related to associates

As disclosed in note 11, in May 2021, the Company obtained an 8% share in the common stock of Yarrow Biotechnology, Inc. ProQR’s share in Yarrow was subsequently diluted to 4.9% in the fourth quarter of 2021, due to Yarrow’s execution of a second seed financing round. ProQR’s share increased to 5.1% in the first quarter of 2022 due to Yarrow’s issuance of additional shares to the Company. Although ProQR only owns 5.1% of Yarrow’s shares, the Company has significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, our interest in Yarrow amounting to € nil at June 30, 2022 (December 31, 2021: € 8,000) was recognized as an investment in associate.

The results related to associates for the six month period ended June 30, 2022 amounting to € 8,000 consist of ProQR's share in the loss of Yarrow.

16. Investment in financial asset and gain on disposal of associate

In January 2021, Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. by means of a non-cash transaction. ProQR holds a 3.9% interest in Phoenicis Therapeutics Inc.

The net gain on disposal of associate for the six month period ended June 30, 2021 of € 514,000 consists of a loss on derecognition of Wings Therapeutics Inc. of € 107,000 off-set by a gain realized on ProQR’s investment in the equity instruments of Phoenicis Therapeutics Inc. of € 621,000. The Company elected to recognize subsequent changes in the fair value of our investment in Phoenicis in Other Comprehensive Income. There have been no changes in the fair value of our investment in Phoenicis since the initial recognition.

17. Income taxes

The current income tax liability amounts to € nil at June 30, 2022 (December 31, 2021: € nil). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

Tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

18. Events after balance sheet date

No significant events occurred after the balance sheet date.